Magnus International Resources, Inc.
115 – 280 Nelson Street
Vancouver, BC
V6B 2E2

Re:          Magnus International Resources, Inc.
Form 10K for the Fiscal Year Ended July 31, 2009
Filed November 13, 2009
File No. 000-49961

To: Craig Arakawa

Dear Craig:

The following are our responses to your comments on Magnus’ Form 10K for the fiscal year ended July 31, 2009.

1.
Perhaps “major cash commitments” is not the best description here. The term “major” is used relative to the Company’s expenditures which are not large on an absolute basis but are “major” as a percentage of the funds being spent by the Company. The Company has funded its cash commitments in fiscal year 2010 from proceeds collected from the sale of the Company’s Chinese subsidiary, Long Teng Mining. The Company anticipated using the proceeds received to pay some of the existing liabilities of the Company and to provide working capital to fund further exploration of the Uganda properties and general administration of the Company. In fiscal year 2010, the Uganda exploration activities that the Company has undertaken are surface soil and stream sediment sampling and lab analysis of the resulting samples. In fiscal year 2011, the Company intends to raise capital through either loans or equity and also intends to find partners to fund exploration on specific projects.

2.
Suggested new paragraph (second paragraph under Liquidity and Capital Resources in the MD&A section):

The Company has experienced total losses during the exploration stage amounting to $21,826,615 as of July 31, 2009. As of July 31, 2009, the Company had a total of $20,704 in cash and cash equivalents. Subsequent to July 31, 2009, in October and November 2009, the Company received 13.5 million RmB (approximately $1,890,000) owed to it for the sale of Yunnan Long Teng Mining Ltd. The Company anticipates using the proceeds received to pay some of the existing liabilities of the Company and to provide working capital to fund further exploration of the Uganda properties and general administration of the Company. After considering the receipt of the 13.5 million RMB subsequent to the year end, the Company has insufficient funds to sustain operations over the course of the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to meet its commitments as they become payable, including the exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing or achieving a profitable level of operations.  There are no assurances that the Company will be successful in achieving these goals.

3.
Magnus’ management will revise the 10K filing to present only the last two years instead of the last three years of financial statements. Our accountant mistakenly put a third year in the statements.

Magnus’ management believes that it is not required to include three years of financial statements since the Company is a Small Business Issuer and is thus only required to report two years of financial statements in the July 31, 2009 Form 10K-SB.

4.
We agree with your comments and will file an amendment reflecting the disclosure pertaining to the period August 1, 2002 to July 31, 2005 as unaudited.

5.
In an amended 2009 Form 10K we will modify our Statement of Stockholders’ Equity to include activity for the periods from August 1, 2002 to July 31, 2005. See attached amended Statement of Stockholders’ Equity.

6.
The reason for the departure from the standard deferral approach was that, unlike in North America, an exploration license in China or Uganda does not confer the right to mine or exploit the results of the exploration. The exploration license confers the right to explore only, and if the company then wants to develop a property once mineralization has been discovered, further rights must be granted by the respective government authority. Therefore the test of a company having an asset is not met.

Since Magnus’ management believes that expensing of mineral property acquisition costs is the correct accounting policy, Magnus’ management believes it is not relevant to submit the acquisition schedule that has been requested. The acquisition costs incurred are described in detail in the Company’s financial statement notes and sections of the current and past 10K filings since the first acquisition was made in 2004.

7.
Both Long Teng and Western Mining were consolidated subsidiaries. The assets of both were written off in Magnus’ financial statements as at July 31, 2007 due to the lack of any value as assets held for sale in management’s assessment (see discussion below under the second point of item 8). No value was ascribed to the exchange of the interest in Western Mining for an interest in Long Teng because both had been previously assessed by management as having no value. Of course, the subsequent sale of Long Teng established that there was value to Long Teng. Had a value been ascribed to the exchange of Western Mining for the last 10% of Long Teng, a gain would have been recognized on the sale of Western Mining and the gain on sale of Long Teng would have been reduced by the same amount. Therefore the accounting and net income effect would have been the same in the end result.

8.
(1)
The following is stated on page 41:

On May 28, 2008, the Company entered an agreement to sell 100% of Long Teng (including the remaining 10% the Company was then negotiating to acquire) for proceeds of RMB 21,000,000 (approximately $3,072,000). The

Company subsequently entered into a number of amending agreements (including penalties for late payment) relating to the sale of Long Teng. As at July 31, 2009, Magnus had received a total of RMB 8.42 million (about $1,234,000) in proceeds from the sale of Long Teng and was still owed 13.5 million RMB (about $1,976,000).

In the Future Plans section on page 23 the following is stated:

The largest expected source of capital for the year 2009-10 is the collection of monies owed to Magnus from the sale of Long Teng Mining in China. Magnus received 10 million RmB (approximately $1.466 million) in October 2009. 3.5 million RmB (approximately $510,000) remains to be collected.

Magnus was sent RMB 7 million as the first payment for the sale of Long Teng Mining in late May 2008. RMB 4.5 million of these monies were sent from the purchaser’s bank account to the bank account of a Chinese intermediary. Of these monies, the Company has so far received US $476,000 and is owed approximately US $182,000 which is fully reserved – the balance of the RMB 7 million. The Company intends to collect the remaining balance in fiscal year 2010.

Magnus signed an original agreement in May 2008 to sell Long Teng for 21 million RmB. The first 7 million RmB was advanced in May 2008 by the purchaser to accounts designated by Magnus. 2.5 million RmB was sent the bank account of Long Teng and 4.5 million RmB (approximately $658,000) was sent to the account of an intermediary in China. As stated on page 23, out of the 4.5 million RmB, Magnus has so far received US $476,000 and is owed approximately US $182,000 by the intermediary, which is fully reserved. Subsequent to May 2008, through negotiation, Magnus had an extra 1.42 million RmB in late penalties added to the total sale proceeds that the Company should receive from the sale of Long Teng, bringing the total sale price to 22.42 million RmB.

The $476,000 on page 23 refers to the amount that has been received by Magnus from the 4.5 million RmB that was sent to an intermediary in May 2008. $182,000 of this 4.5 million RmB had not been received by Magnus as at July 31, 2009. A total of $1234,000 had been sent by the purchaser of Long Teng to Magnus or its designated intermediaries as at July 31, 2009.

Magnus will further clarify all payments received from the sale of Long Teng in an amended 10K filing.

(2)
As at July 2007, Magnus' ability to raise further funds to finance further exploration was hampered by the fact that no significant mineralization had been discovered during exploration activities conducted by the Company on the property. The only prospect for recovery of money invested by Magnus was through sale of the property, but there was no deal in the works at the time. It was impossible to ascribe any value, as the value would be subjective to a particular purchaser, and there was no such prospective purchaser at the time management did its assessment. Even if there were any such value, it would be due to perceived value in the exploration rights, but since the acquisition costs of the exploration rights are expensed in the consolidated financial statements as discussed under item 6 above, it would not be appropriate to recognize and capitalize any value in the exploration rights.

In May 2008, the Company was able to negotiate and sign a deal to sell the Long Teng Mining subsidiary that holds the Huidong project for 21 million RmB (approximately $3,072,000). This purchaser had exploration and mining licenses on properties adjacent to the Huidong project and approached staff at Magnus’ China office with interest in purchasing the property. The sale price and other terms of the sale contract were agreed upon after discussions over a period of about two months.

The Huidong exploration license was subject to an annual review by the local county government, subject to renewal by the provincial government based on their satisfaction about the amount of work being performed at the property, and was also subject to certain expenditures being made by the Company within certain time periods. Thus, Magnus was also at risk of losing the Huidong license or not being able to transfer it to another party if there were issues raised by certain Chinese government bodies.

In summary, the Company took the approach of writing its China assets down to zero as at July 31, 2009 and per the above reasons management believes that there were significant reasons for doing so.

Magnus’ assets in China in the accounts consisted of prepaid expenses and deposits and fixed assets. As the Assets were held for sale, it was appropriate to write them down to their value in a sale. The prepaid expenses and deposits related to the company’s subsidiaries in China, and management believed they would have to value as to a purchaser in a sale, and therefore they had no value. Of the fixed assets, many assets were portable and were in the hands of members of our former JV partner that had worked on the project and there was expectation they would have only nominal value due to having been used out in the field. Fixed assets in the Company’s China office comprised mainly of furniture, computer and other office equipment, and Magnus management’s assessment was that these would have no value to a purchaser.  Accordingly, the assets were all written down to $0.

(3)
We will amend this item for consistency in an amended 10K filing.

MAGNUS INTERNATIONAL RESOURCES INC.
(An Exploration Stage Company)
Consolidated Statement of Stockholders' Equity(Deficit)
(Expressed in US Dollars)

	Common Stock	Amount	Preferred stock	Subscription received	Promissory notes receivable for subscriptions	Common Stock to be Issued	Cumulative Other Comprehensive Income (loss)	Additional Paid in Capital	(Deficit) Accumulated During Exploration Stage	(Deficit) Accumulated Prior to Exploration Stage	Stockholders’ Equity (Deficit)
Balance July 31, 2002	21,543,200	$21,543	-	$-	$-	$-	$2,362	$59,008	$-	$(109,417)	$(26,504)
Capital contributed by shareholder	-	-		-		-	-	3,086	-	-	3,086
Disposition of paid-in capital for subsidiary sold	-	-		-		-	-	(6,471)	-	-	(6,471)
Net income for the year	-	-		-		-	(2,362)	-	-	32,274	29,912

Balance July 31, 2003	21,543,200	$21,543		$-		$-	$-	$55,623	$-	$(77,143)	$23
Shares issued as finder’s fees in connection with a letter of intent, December 31, 2003	200,000.00	200.00		-		-	-	79,800	-	—	80,000
Shares issued as finder’s fees in connection with two letters of intent, January 15, 2004	400,000.00	400.00		-		-	-	171,600	-	—	172,000
Shares issued as consulting fees, ranging from $0.26 to $0.54 per share, between November 30, 2004 and February 29, 2004	400,000.00	400.00		-		-	-	171,600	-	—	172,000
200,000 Shares allotted as a finder’s fee in connection with a joint venture agreement, July 6, 2004	-	-		-		190,000	-	-	-	—	190,000
Shares subscription received	-	-		1,327,254		-	-	-	-	-	1,327,254
Stock-based compensation	-	-		-		-	-	276,705	-	-	276,705
Net loss for the year	-	-		-		-	-	-	(1,737,327)	-	(1,737,327)

Balance July 31, 2004	22,543,200	$22,543		$1,327,254		$190,000	$-	$755,328	$(1,737,327)	$(77,143)	$480,655

Share subscriptions received	-	-		3,535,805		-	-	-	-	-	3,535,805
Stock Based compensation	-	-		-		-	-	572,650	-	-	572,650
Shares Issued pursuant to units subscribed	7,336,818.00	7,337.00		(3,748,409)		-	-	3,741,072	-	-	-
Exercise of Warrants ($1.00)	620,000.00	620.00		-		-	-	619,380	-	-	620,000
285,714 shares allotted in return pursuant to agreement to issue $500,000 worth of shares upon transfer of exploration licence	-	-		-		500,000	-	-	-	-	500,000
Net loss for the year	-	-		-		-	-	-	(3,771,493)	-	(3,771,493)

Balance July 31, 2005	30,500,018	$30,500		$1,114,650		$690,000	$-	$5,688,430	$(5,508,820)	$(77,143)	$1,937,617

Share subscriptions received				3,242,325							3,242,325
Shares allotted as finders' fees						287,820		(287,820)			-
Finders' fee paid in cash								(110,838)			(110,838)
Finders' fee shares issued	200,000	200				(190,000)		189,800			-
Shares allotted for acqusition of mining licenses						255,000					255,000
Stock-based compensation								1,068,142			1,068,142
Shares issued pursuant to subscriptions	3,456,550	3,456		(3,871,975)				3,868,519			-

Subscriptions received in cash for exercise of warrants				2,969,332							2,969,332
Subscriptions received by promissory note for exercise of warrants				2,844,651	(2,844,651)						-
Shares issued pursuant to exercise of warrants	5,175,372	5,176		(6,148,983)				6,143,807			-
Shares issued pursuant to exercise of Options	1,146,000	1,146						571,854			573,000
Shares issued pursuant to agreement	285,714	286				(500,000)		499,714			-
Preferred stock subscribed and issued			100								100
Minority interest in deficit recognized on license transfer											-
Net loss for the year							(14,703)		(9,401,834)		(9,416,537)

Balance July 31, 2006	40,763,654	$40,764	$100	$150,000	$(2,844,651)	$542,820	$(14,703)	$17,631,608	$(14,910,654)	$(77,143)	$518,141

Share subscriptions received	-	-	-	2,265,000	-	-	-	-	-	-	2,265,000
Reversal of allotment of shares as finders' fees	-	-	-	-	-	(5,200)	-	5,200	-	-	-
Finders' fees paid or payable in cash	-	-	-	-	-	-	-	(221,200)	-	-	(221,200)
Stock-based compensation	-	-	-	-	-	-	-	411,546	-	-	411,546
Shares issued pursuant to subscriptions	5,100,000	5,100	-	(2,250,000)	-	-	-	2,244,900	-	-	-
Shares issued pursuant to acquisition of African mineral fields	6,000,000	6,000	200	-	-	-	-	(501,434)	-	-	(495,234)
Promissory notes cancelled	(2,322,164)	(2,322)	-	-	2,844,651	-	-	(2,842,329)	-	-	-
Imputed interest on loans from shareholders	-	-	-	-	-	-	-	29,322	-	-	29,322
Net loss for the period	-	-	-	-	-	-	(38,069)	-	(4,502,428)	-	(4,540,497)

Balance July 31, 2007	49,541,490	49,542	300	165,000	-	537,620	(52,772)	16,757,613	(19,413,082)	(77,143)	(2,032,922)

Share subscriptions received	-	-	-	765,000	-	-	-	-	-	-	765,000
Share subscriptions received in conversion of shareholder's loan	-	-	-	200,000	-	-	-	-	-	-	200,000
Shares cancelled pursuant to agreement for disposition of subsidiaries	(285,714.00)	(286.00)	-	-	-	-	-	-	-	-	(286)
Reversal of share allotment pursuant to agreement for disposition of subsidiaries	-	-	-	-	-	(255,000)	-	-	-	-	(255,000)
Shares issued pursuant to subscriptions	3,806,184	3,806	-	(1,030,000)	-	-	-	1,026,194	-	-	-
Cancellation of Series "A" preferred shares	-	-	(100)	-	-	-	-	100	-	-	-
Shares issued in settlement of registration payment liability	272,000	272	-	-	-	-	-	271,728	-	-	272,000
Shares issued for past and current services	365,625	366	-	-	-	-	-	145,181	-	-	145,547
Shares issued as finders' fees	371,155	371	-	-	-	(282,620)	-	284,249	-	-	2,000
Finders' fees paid in cash	-	-	-	-	-	-	-	(44,817)	-	-	(44,817)
Stock-based compensation	-	-	-	-	-	-	-	528,266	-	-	528,266
Imputed interest on loans from shareholders	-	-	-	-	-	-	-	78,072	-	-	78,072
Net income for the period	-	-	-	-	-	-	14,004	-	(1,618,022)	-	(1,604,018)

Balance July 31, 2008	54,070,740	54,071	200	100,000	-	-	(38,768)	19,046,586	(21,031,104)	(77,143)	(1,946,158)

Stock-based compensation	-	-	-	-	-	-	-	165,819	-	-	165,819
Shares issued pursuant to subscriptions	400,000	400	-	(100,000)	-	-	-	99,600	-	-	-

Cancellation of Series "A" preferred shares	-	-	-	-	-	-	-	-	-	-	-
Imputed interest on loans from shareholders	-	-	-	-	-	-	-	89,610	-	-	89,610
Net loss for the period	-	-	-	-	-	-	692	-	(795,511)	-	(794,819)

Balance July 31, 2009	54,470,740	54,471	200	-	-	-	(38,076)	19,401,615	(21,826,615)	(77,143)	(2,485,548)

The accompanying notes to the consolidated financial statements are an integral part of these statements.